December 6, 2007

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Re:	Global Brands Acquisition Corp. Registration Statement on Form S-1 File No. 333-145684

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with

Global Brands Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 6, 2007 at 1:30 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 20, 2007
(ii)	Dates of distribution: November 26, 2007 – December 6, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3
(iv)	Number of prospectuses so distributed: 7,500 approximately
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ David Spivak

Name:	David Spivak
Title:	Managing Director